FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For September 11th, 2003

           TAF shares listing on CSX and intention to delist from NYSE

                         Commission File Number 1-14520

                           BANCO TOTTA & ACORES, S.A.
                 (Translation of registrant's name into English)

                                  Rua Aurea, 88
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F |X|                                           Form 40-F |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes |_|                                                  No |X|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes |_|                                                  No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes |_|                                                  No |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-____________

Annex 1. Release dated September 11th, 2003. Banco Totta & Acores, S.A. (the "Bank") announced the TAF preference share listing on the Cayman Islands Stock Exchange and the intention to delist the shares from the NYSE.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO TOTTA & ACORES, S.A.


                                        By: /s/ Maria do Rosario Bettencourt
                                            ------------------------------------
                                                Mario do Rosario Bettencourt
                                                Vice President

                           Date: September 15th, 2003

                           BANCO TOTTA & ACORES, S.A.
                                Sociedade Aberta
                     Sede: Rua Aurea, 88 - 1100 - 063 LISBOA
                       Capital Social: (euro) 525 000 000
                Matriculado na Conservatoria do Registo Comercial
                          de Lisboa sob o no. 1/881011
                          Contribuinte No. 500 766 711

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Press Release
-------------

FOR IMMEDIATE RELEASE

      Secondary listing of Totta & Acores Financing, Ltd. preference shares on the CSX and intention to delist from the NYSE

Banco Totta & Acores, S.A. (the "Bank") has announced the approval on September 2, 2003 of the application of its wholly owned subsidiary, Totta & Acores Financing, Ltd., to the Cayman Islands Stock Exchange (the "CSX") for secondary listing of its six million Non-cumulative Guaranteed Preference Shares, Series A ($25 par value per share) (the "Preference Shares"). Admission to the CSX became effective and dealings in the Preference Shares commenced at 5:00 p.m. on September 2, 2003 under Bloomberg Ticker BTAPRA.

The Bank has also announced that while its subsidiary's Preference Shares are currently listed on the New York Stock Exchange ("NYSE") it is intended to make application to the NYSE to delist such Preference Shares from the NYSE in order to reduce administrative expenses. Upon such delisting, the CSX is to become the primary and only exchange on which the Preference Shares will be listed.

New York, 11th September 2003.

CONTACT:

Maria do Rosario Bettencourt
Grupo Totta
Tel: 351 21 318 06 01 (ext 102 601)
e.mail: rosario.bettencourt@bta.pt